

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2010

Mr. Jose Antonio do Prado Fay
Chief Executive Officer
BRF – Brasil Foods S.A.
760 Av. Escola Politecnica
Jaguare 05350-901 Sau Paulo
Brazil

> **Re:** **BRF – Brasil Foods S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed May 3, 2010**
> **File No. 001-15148**

Dear Mr. Jose Antonio do Prado Fay:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F

Description of Securities Other Than Equity Securities, page 139

1. Please confirm that in future filings you will disclose all fees and charges that a holder of your American depositary receipts may have to pay, the depositary's right, if any, to collect fees and charges by offsetting them against dividends received and deposited securities, and all fees and other direct and indirect payments made to you by the depositary. Refer to Items 12.D.3 and 12.D.4 of Form 20-F and SEC Release Nos. 33-8959; 34-58620 (September 23, 2008), available at http://www.sec.gov/rules/final/2008/33-8959.pdf.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3412 with any questions.

Sincerely,

Amanda Ravitz
Branch Chief - Legal